Exhibit 99.3

Consolidated Financial Statements of

APTOSE BIOSCIENCES INC.

Years ended December 31, 2017, 2016 and 2015

KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Tel 905-265 5900
Fax 905-265 6390
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aptose Biosciences Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Aptose Biosciences Inc. (the "Company") as of December 31, 2017 and December 31, 2016, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

Without qualifying our opinion on the financial statements, we draw attention to Note 2b to the financial statements, which indicates that the Company has changed its functional and presentation currency from Canadian dollar to US dollar. The change in functional currency is as of January 1, 2017. The change in presentation currency is as of December 31, 2017, and this change has been retrospectively applied in the financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2003.

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada

March 27, 2018

APTOSE BIOSCIENCES INC.

Consolidated Statements of Financial Position
(Expressed in thousands of US dollars)

	December 31, 2017	December 31, 2016	January 1, 2016
		(as recast–note 3(b))	(as recast–note 3(b))
Assets
Current assets:
Cash and cash equivalents (note 4(a))	$10,631	$7,940	$8,311
Investments (note 4(b))	798	-	5,957
Prepaid expenses and other assets	396	493	771
Total current assets	11,825	8,433	15,039

Non-current assets:
Property and equipment (note 5)	142	213	314
Total non-current assets	142	213	314

Total assets	$11,967	$8,646	$15,353

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,765	$1,318	$1,702
Total current liabilities	1,765	1,318	1,702

Shareholders’ equity:
Share capital (note 9):
Common shares	231,923	218,034	212,308
Stock options (note 10)	6,456	7,306	5,740
Contributed surplus (note 9(d))	22,909	21,413	21,188
Warrants (note 9(c))	-	-	85
Accumulated other comprehensive loss	(4,298)	(4,298)	(4,783)
Deficit	(246,788)	(235,127)	(220,887)
Total shareholders’ equity	10,202	7,328	13,651

Total liabilities and shareholders’ equity	$11,967	$8,646	$15,353

See accompanying notes to consolidated financial statements.

Commitments, contingencies and guarantees (note 15)

Subsequent events (note 18)

On behalf of the Board:
/s/ Warren Whitehead	Director
/s/ William G. Rice	Director

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APTOSE BIOSCIENCES INC.

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of US dollars, except for per common share data)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		(as recast – note 3(b))	(as recast – note 3(b))

Revenue	$-	$-	$-

Expenses:
Research and development (notes 11)	6,274	7,834	4,865
General and administrative (note 12)	5,552	6,439	7,992
Operating Expenses	11,826	14,273	12,857

Finance expense (note 13)	-	46	34
Finance income (note 13)	(165)	(79)	(1,180)
Net finance income	(165)	(33)	(1,146)

Net loss for the year	(11,661)	(14,240)	(11,711)

Other comprehensive loss

Foreign currency translation gain (loss) (note 3(b))	-	485	(3,519)
Comprehensive loss for the year	$(11,661)	$(13,755)	$(15,230)
Basic and diluted loss per common share	$(0.52)	$(1.12)	$(0.98)

Weighted average number of common shares outstanding used in the calculation of (in thousands) (note 9(e)):
Basic and diluted loss per common share	22,313	12,743	11,906

See accompanying notes to consolidated financial statements.

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APTOSE BIOSCIENCES INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of US dollars)

Years ended December 31, 2017, 2016 and 2015

	Share Capital (note 9)	Stock options (note 10)	Warrants	Contributed surplus	Equity portion of debt	Accumulated other comprehensive loss	Deficit	Total

Balance, December 31, 2016	$218,034	$7,306	$-	$21,413	$-	$(4,298)	$(235,127)	$7,328
Common shares issued under the ATM (note 9(b)(ii))	13,394	-	-	-	-	-	-	13,394
Common shares issued pursuant to purchase agreement (note 9(b)(i))	324	-	-	-	-	-	-	324
Shares issued on redemption of restricted share units	171	(171)	-	-	-	-	-	-
Stock-based compensation	-	817	-	-	-	-	-	817
Expiry of stock options		(1,496)		1,496
Net loss for the year	-	-	-	-	-	-	(11,661)	(11,661)
Balance, December 31, 2017	$231,923	$6,456	$-	$22,909	$-	$(4,298)	$(246,788)	$10,202

Balance, December 31, 2015 (as recast –(note 3(b))	$212,308	$5,740	$85	$21,188	$-	$(4,783)	$(220,887)	$13,651
Common shares issued under the ATM (note 9(b)(ii))	5,726	-	-	-	-	-	-	5,726
Expiry of Warrants	-	-	(85)	85	-	-	-	-
Stock-based compensation	-	1,706	-	-	-	-	-	1,706
Translation adjustment	-	-	-	-	-	485	-	485
Expiry of stock options	-	(140)		140	-	-	-	-
Net loss for the year	-	-	-	-	-		(14,240)	(14,240)
Balance, December 31, 2016	$218,034	$7,306	$-	$21,413	$-	$(4,298)	$(235,127)	$7,328

See accompanying notes to consolidated financial statements

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APTOSE BIOSCIENCES INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of US dollars)

Years ended December 31, 2017, 2016 and 2015

	Share Capital (note 9)	Stock options (note 10)	Warrants	Contributed surplus	Equity portion of debt	Accumulated other comprehensive income	Deficit	Total

Balance, December 31, 2014 (as recast – note 3(b))	$210,454	$3,861	$485	$20,820	$53	(1,264)	$(209,176)	$25,233
Exercise of warrants (note 9(c))	429	-	(150)	-	-	-	-	279
Exercise of stock options	1,075	(556)	-	-	-	-	-	519
Conversion of promissory notes(note 7)	342	-	-	53	(53)	-	-	342
Common shares issued under the ATM (note 9(b)(i))	8	-	-	-	-	-	-	8
Expiry of warrants	-		(250)	250	-	-	-	-
Stock-based compensation	-	2,500	-	-	-	-	-	2,500
Expiry of stock options	-	(65)	-	65	-	-	-	-
Translation adjustment	-	-	-	-	-	(3,519)	-	(3.519)
Net loss for the year	-	-	-	-	-		(11,711)	(11,711)
Balance, December 31, 2015	$212,308	$5,740	$85	$21,188	$-	$(4,783)	$(220,887)	$13,651

See accompanying notes to consolidated financial statements.

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APTOSE BIOSCIENCES INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		(as recast – note 3(b))	(as recast – note 3(b))

Cash flows from operating activities:
Net loss for the year	$(11,661)	$(14,240)	$(11,711)
Items not involving cash:
Stock-based compensation	817	1,706	2,500
Depreciation and amortization	84	116	75
Interest income	(68)	(79)	(226)
Unrealized foreign exchange loss	(7)	233	(726)
Interest and accretion expense	-	-	34
Change in non-cash operating working capital (note 6)	544	(126)	163
Cash used in operating activities	(10,291)	(12,390)	(9,891)

Cash flows from financing activities:
Issuance of common shares under the ATM, net of issuance costs (note 9(b)(ii))	13,394	5,726	8
Issuance of common shares under share purchase agreement, net of issuance costs (note 9(b)(i))	324	-	-
Exercise of warrants, options and DSU’s (note 9)	-	-	798
Interest paid on notes and loans	-	-	(21)
Cash provided by financing activities	13,718	5,726	785

Cash flows from (used in) investing activities:
Maturity (acquisition) of investments	(798)	6,401	6,205
Purchase of equipment	(13)	(3)	(258)
Interest received	68	79	226
Cash provided by (used in) investing activities	(743)	6,477	6,173

Effect of exchange rate fluctuations on cash and cash equivalents held	7	(184)	(1,139)

Increase (decrease) in cash and cash equivalents	2,691	(371)	(4,072)

Cash and cash equivalents, beginning of year	7,940	8,311	12,383
Cash and cash equivalents, end of year	$10,631	$7,940	$8,311

Supplemental cash flow information (note 6)

See accompanying notes to consolidated financial statements.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

1.	Reporting entity:

Aptose Biosciences Inc. (“Aptose” or the “Company”) is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company’s shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Mississauga, Ontario, Canada, L4V 1R9.

2.	Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on March 27, 2018.

(b)	Functional and presentation currency:

The functional and presentation currency of the Company is the US dollar.

Effective January 1, 2017, the Company changed its functional currency to US dollars given the prevalence of US dollar denominated activities over time. Since the Company’s inception in 1986 to fiscal 2014 all operations of the entity were conducted in Canada and the Canadian dollar was determined to be the functional currency. During fiscal years 2015 and 2016, the Company gradually transitioned most of its research and development activities, including both headcount and studies, to the US, and completed this transition in January 2017. See note 3(b) for a description of the change of the accounting policy.

Effective December 31, 2017, the Company changed its presentation currency to the US dollar to match the volume of trading of its common shares, which is mostly on the Nasdaq Capital Market. See note 3(b) for a description of the change of the accounting policy.

(c)	Significant accounting judgments, estimates and assumptions:

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from those estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

2.	Basis of presentation (continued):

Management’s assessment of the Company’s ability to continue as a going concern involves making a judgment, at a particular point in time, about inherently uncertain future outcomes and events or conditions. Please see note 8 (b) (ii) for a discussion of the factors considered by management in arriving at its assessment.

The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year include:

(i)	Valuation of contingent liabilities:

The Company utilizes considerable judgment in the measurement and recognition of provisions and the Company’s exposure to contingent liabilities. Judgment is required to assess and determine the likelihood that any potential or pending litigation or any and all potential claims against the Company may be successful. The Company must estimate if an obligation is probable as well as quantify the possible economic cost of any claim or contingent liability. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

(ii)	Valuation of tax accounts:

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company has deductible temporary differences which would create a deferred tax asset. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company’s deferred tax assets are mainly comprised of its net operating losses from prior years and prior year research and development expenses not yet deducted for income tax purposes. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company’s results of operations through the recovery of future income taxes.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

2.	Basis of presentation (continued):

(iii)	Valuation of share-based compensation and share purchase warrants:

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, and expected life of the options. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

3.	Significant accounting policies

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company its 80% owned subsidiary, NuChem Pharmaceuticals Inc. (“NuChem”), its 100% owned subsidiaries Aptose Biosciences Inc. USA (“Aptose USA”) and Aptose Suisse GmbH (“Aptose Suisse”). A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of the subsidiaries are consistent with the Company’s accounting policies. All intra group transactions, balances, revenue and expenses are eliminated on consolidation.

(b)	Presentation and functional currency:

Effective January 1, 2017, the Company changed its functional currency to US dollars. The change in functional currency from Canadian dollars to US dollars is accounted for prospectively from January 1, 2017. Foreign currency transactions are translated into US dollars at rates prevailing on the transaction dates. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the rates in effect at that date. Foreign exchange gains and losses are recorded in the consolidated statement of loss.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

3.	Significant accounting policies (continued):

Effective December 31, 2017, the Company changed is reporting currency to US dollars. The Company followed the guidance in IAS 21, The Effects of Changes in foreign Exchange Rates (“IAS 21”) and has applied the change retrospectively as if the US dollar had always been the Company’s presentation currency. Accordingly, the financial statements for all the periods presented have been translated to the US dollar. Comparative balances of earnings and cash flows have been translated into US dollars using average exchange rates for the reporting periods. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date. Components of equity have been translated at the exchange rates prevailing at the dates of the relevant transactions. The exchange rate differences arising on translation are taken to accumulated other comprehensive income. The cumulative impact of the change in reporting currency was a loss of $4,298 in accumulated other comprehensive income as at December 31, 2016.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

3.	Significant accounting policies (continued):

The following table presents the recasting of the statements of financial position from Canadian dollars to US dollars.

Consolidated Statements of Financial Position	December 31, 2016		January 1, 2016
	Canadian dollars	US dollars	Canadian dollars	US dollars
Assets
Current assets:
Cash and cash equivalents	$10,662	$7,940	$11,503	$8,311
Investments	-	-	8,245	5,957
Prepaid expenses and other assets	663	493	1,067	771
Total current assets	11,325	8,433	20,815	15,039

Non-current assets:
Equipment and intangibles	285	213	434	314
Total non-current assets	285		434	314
Total assets	$11,610	8,646	$21,249	$15,353

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,770	$1,318	$2,356	$1,702
Total current liabilities	1,770	1,318	2,356	1,702

Shareholders’ equity:
Share capital :
Common shares	230,976	218,034	223,425	212,308
Stock options	8,133	7,306	6,256	5,740
Contributed surplus	22,267	21,413	22,037	21,188
Warrants	-	-	84	85
Accumulated other comprehensive income	-	(4,298)	-	(4,783)
Deficit	(251,536)	(235,127)	(232,909)	(220,887)
Total shareholders’ equity	9,840	7,328	18,893	13,651

Total liabilities and shareholders’ equity	$11,610	$8,646	$21,249	$15,353

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

3.	Significant accounting policies (continued):

The following table presents the recasting of the consolidated statements of loss and comprehensive loss from Canadian dollars to US dollars for the years ended December 31, 2016 and 2015:

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of US dollars, except for per common share data)

	Year ended December 31, 2016		Year ended December 31, 2015
	Canadian dollars	US dollars	Canadian dollars	US dollars

Revenue	$-	$-	-	$-

Expenses:
Research and development	10,322	7,834	6,254	4,865
General and administrative	8,344	6,439	9,845	7,992
	18,666	14,273	16,099	12,857
Finance expense	66	46	43	34
Finance income	(105)	(79)	(1,516)	(1,180)
Net finance (income) expense	(39)	(33)	(1,473)	(1,146)
Net loss for the year	$(18,627)	(14,240)	(14,626)	$(11,711)

Other comprehensive loss
Items that may subsequently be reclassified to earnings
Foreign currency translation gain (loss)	-	485	-	(3,519)
Comprehensive loss for the year	$(18,627)	$(13,755)	(14,626)	$(15,230)

Basic and diluted loss per common share	$(1.46)	(1.12)	(1.23)	$(0.98)

(c)	Derecognition of financial assets and liabilities:

A financial asset is derecognized when the right to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

3.	Significant accounting policies (continued):

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

(d)	Financial assets and liabilities:

Financial assets within the scope of IAS 39, Financial Instruments - Recognition and Measurement (“IAS 39”), are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company’s financial instruments are comprised of the following:

Financial Assets	Classification	Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost
Investments	Loans and receivables	Amortized cost

Financial Liabilities	Classification	Measurement

Accounts payable, accrued liabilities	Other liabilities	Amortized cost

The Company considers unrestricted cash on hand and guaranteed investment certificates held by Canadian Schedule A banks with original maturities of three months or less as cash and cash equivalents.

Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means; and

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

3.	Significant accounting policies (continued):

•	Level 3 - inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

(e)	Property and equipment:

Property and equipment is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The Company records depreciation at rates that charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Office furniture (years)	3
Laboratory equipment (years)	5
Computer hardware (years)	3
Computer software	Estimated useful life
Leasehold improvements	Life of lease

The assets’ residual value, useful life and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

(f)	Research and development:

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products or processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditures capitalized would include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures which do not meet the criteria for capitalization are recognized in profit or loss as incurred.

Capitalized development costs are recognized at cost less accumulated amortization and accumulated impairment losses.

The Company has not capitalized any development costs to date.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

3.	Significant accounting policies (continued):

(g)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid in short-term cash bonuses if the Company expects to pay these amounts as approved by the Board of Directors as a result of past services provided by the employee and the obligation can be estimated reliably.

(ii)	Stock-based compensation:

The Company has a stock-based compensation plan (the “Plan”) available to officers, directors, employees and consultants with grants under the Plan approved by the Company’s Board of Directors. Under the Plan, the exercise price of each option equals the closing trading price of the Company’s stock on the day prior to the grant if the grant is made during the trading day or the closing trading price on the day of grant if the grant is issued after markets have closed. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

The Company uses the fair value based method of accounting for employee awards granted under the Plan. The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date. The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably measured, the fair value of the options granted will be used.

The Company has a stock incentive plan pursuant to which the Board may grant stock-based awards comprised of restricted stock units or dividend equivalents to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Company. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

3.	Significant accounting policies (continued):

(h)	Loss per share:

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the year. The inclusion of the Company’s stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

(i)	Income taxes:

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

(j)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

(k)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

3.	Significant accounting policies (continued):

(l)	New amendments adopted during 2017:

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. This amendment did not have an impact on the recognition of deferred tax assets and unrealized losses.

(m)	Recent accounting pronouncements:

(i)	IFRS 9, Financial Instruments (“IFRS 9”):

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The Company intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has evaluated the new requirements of IFRS 9 and determined that it will not have a material effect on the classification or measurement of the Company’s financial assets.

(ii)	IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB issued IFRS 16. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The extent of the impact of adoption of the standard has not yet been determined.

4.	Capital disclosures:

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development activities and to maintain our ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

4.	Capital disclosures (continued):

We include cash and cash equivalents and investments in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2017.

In December 2014, Aptose filed a short form base shelf prospectus (the “Base Shelf”) that qualified for the distribution of up to $100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The Base Shelf allowed the Company to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement (see Note 9). The ATM provided the Company with the opportunity to regularly raise capital on the Nasdaq Capital Market, at prevailing market prices, at its sole discretion providing the ability to better manage cash resources. The Base Shelf expired in December, 2017.

In October 2017, the Company entered into a Common Shares Purchase Agreement (the “Agreement”) of up to $15.5 Million with Aspire Capital Fund, LLC (“Aspire Capital”). (Note 9). Under the terms of the Agreement, Aspire Capital has committed to purchase up to $15.5 million of common shares of Aptose, at Aptose’s request from time to time during a 30 month period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale. The Company intends to use this equity arrangement as an additional option to assist us in achieving its capital objectives. The equity line provides the Company with the opportunity to regularly raise capital at prevailing market prices, at its sole discretion providing the ability to better manage cash resources.

In March 2018, Aptose filed a short form base shelf prospectus (the “2018 Base Shelf”) that qualifies for the distribution of up to $100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The 2018 Base Shelf provides the Company with additional flexibility when managing cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our Company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

4.	Capital disclosures (continued):

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $3.225 million (December 31, 2016 - $2.942 million), deposits in high interest savings accounts and other term deposits with maturities less than 90 days totaling $7.406 million (December 31, 2016 - $4.998 million).

(b)	Investments:

As at December 31, 2017, investments consisted of a guaranteed investment certificate with maturity date of October 10, 2018, bearing an interest rate 1.45%. As at December 31, 2016, there were no investments outstanding.

5.	Property and equipment:

December 31, 2017	Cost	Accumulated depreciation	Net book value

Laboratory equipment	$173	$94	$79
Computer hardware	47	31	16
Computer software	80	79	1
Office furniture	35	19	16
Leasehold improvements	69	39	30
	$404	$262	$142

December 31, 2016	Cost	Accumulated depreciation	Net book value
	(as recast – note 3 (b))	(as recast – note 3 (b))	(as recast – note 3 (b))

Laboratory equipment	$173	$60	$113
Computer hardware	34	25	9
Computer software	80	55	25
Office furniture	35	12	23
Leasehold improvements	69	26	43
	$391	$178	$213

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

6.	Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
		(as recast – note 3 (b))	(as recast – note 3 (b))

Prepaid expenses and other assets	$97	318	$(153)
Accounts payable and accrued liabilities	447	(444)	316
Balance, end of year	$544	(126)	$163

The Company did not incur any interest expense in the years ended December 31, 2017 and 2016.

During the year ended December 31, 2015, the Company incurred and paid interest on the convertible promissory notes described in note 7 of $21 thousand. In addition the Company recorded accretion expense of $13 thousand as described in note 7. The notes were all converted by September 30, 2015.

7.	Convertible promissory notes payable:

In September 2013, the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of approximately $583 thousand (CA$600 thousand). Each convertible promissory note consisted of a CA$1 thousand principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of CA$3.60. The promissory notes bore interest at a rate of 10% per annum, payable quarterly and were due September 26, 2015.

The promissory notes were a compound financial instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component upon issuance was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represented the estimated borrowing cost to the Company for similar promissory notes with no conversion feature. The residual value of CA$88 thousand was allocated to the conversion feature.

Subsequent to initial recognition, the promissory notes were accounted for at amortized cost using the effective interest rate method. The Company incurred costs associated with the financing of approximately $16 thousand (CA$17 thousand). These costs along with the adjustment for the conversion feature were accreted using the effective interest method over the 24 month life of the notes.

During the year ended December 31, 2015, all of the outstanding promissory notes were converted into common shares of the Company.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

8.	Financial instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	December 31,
	2017	2016
Financial assets:
Cash and cash equivalents, consisting of high interest savings account, measured at amortized cost	$10,631	$7,940
Investments, consisting of guaranteed investment certificates, measured at amortized cost	798	-

Financial liabilities:
Accounts payable and accrued liabilities, measured at amortized cost	1,765	1,318

At December 31, 2017 and 2016 there were no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b)	Financial risk management:

The Company has exposure to credit risk, liquidity risk, foreign currency risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

(i)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk associated with its cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations which are capable of prompt liquidation.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management and the Board consider securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company's financial liabilities are due within the current operating period.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

8.	Financial instruments (continued):

In managing its liquidity risk, the Company has considered its available cash and cash equivalents and investments as at December 31, 2017. The Company has also considered additional cash raised through its share purchase agreement with Aspire Capital of $US 8.9M since December 31, 2017 (see note 18) and its ability to continue to raise funds under this agreement in 2018 in assessing whether it will have sufficient resources to fund research and development operations through to at least the year ending December 31, 2018.

After considering the above factors, management have concluded that there are no material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern. However, the estimates made by management in reaching this conclusion are based on information available as of the date these financial statements were authorized for issuance. Accordingly, actual experience will differ from those estimates and the variation may be material.

(iii)	Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its financial instruments.

(iv)	Interest rate risk:

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any interest bearing liabilities subject to interest rate fluctuations.

(v)	Currency risk:

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services for activities in Canada and the cash balances held in foreign currencies. Fluctuations in the Canadian dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease in loss for the year of $51 thousand. Balances in foreign currencies are as follows:

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

8.	Financial instruments (continued):

	CAD$ Balances
	December 31, 2017	December 31, 2016	December 31, 2015

Cash and cash equivalents	$83	$2,867	$4,579
Investments	1,000	-	8,245
Accounts payable and accrued liabilities	(384)	(275)	(979)
Balance, end of year	$699	$2,592	$11,845

The Company does not have any forward exchange contracts to hedge this risk.

9.	Share capital:

The company has authorized share capital of an unlimited number of common voting shares.

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number (in thousands)	Amount	Number (in thousands)	Amount
		(as recast – note 3 (b))		(as recast – note 3 (b))

Balance, December 31, 2014	11,700	210,454	209	$485
Warrant exercises	81	429	(81)	(150)
Warrant expiry	-	-	(55)	(250)
Option exercises	143	1,075	-	-
Common shares issued under ATM (b)(ii)	2	8
Promissory note conversion	122	342	-	-
Balance, December 31, 2015	12,048	212,308	73	$85
Common shares under the ATM (b)(ii)	3,674	5,726	-
Warrant expiry (c)(i)	-	-	(73)	(85)
Balance, December 31, 2016	15,722	218,034	-	$-

	Common shares		Warrants
	Number (in thousands)	Amount	Number (in thousands)	Amount
Balance, December 31, 2016	15,722	218,034	-	$-
Common shares under the ATM (b)(ii)	10,952	13,394	-	-
Common shares issued under share purchase agreement (b(i))	678	324	-	-
Common shares issued under redemption of restricted share units	150	171	-	-
Balance, December 31, 2017	27,502	231,923	-	$-

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

9.	Share capital (continued):

(b)	Equity issuances:

(i)	Share purchase agreement

On October 27, 2017, we entered into the Aspire Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $15,500,000 of Common Shares over approximately 30 months. Pursuant to the terms of this agreement, on October 31, 2017, Aspire Capital purchased 357,143 Common Shares for gross proceeds of $500 thousand ($324 thousand net of cash share issue costs). We also issued 321,429 Common Shares to Aspire Capital in consideration for entering into the Aspire Purchase Agreement.

(ii)	At-The-Market (“ATM”) Facility

On April 2, 2015, Aptose entered into an at-the-market (“ATM”) equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of the ATM, Aptose was permitted to sell Common Shares having an aggregate offering value of US$20,000,000 on NASDAQ. The ATM expired on December 29, 2017 and as at that date the Company had issued a cumulative $20,000,000 of Common Shares pursuant to this facility.

During the year ended December 31, 2017, the Company issued 10,952,093 common shares under the ATM at an average price of $1.27 per share for gross proceeds of $13.9 million ($13.4 million net of share issue costs). Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees

During the year ended December 31, 2016, the Company issued 3,673,933 common shares under the ATM at an average price of $1.65 per share for gross proceeds of $6.05 million ($5.7 million net of share issue costs). Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees.

(c)	Warrants:

During the year ended December 31, 2016, 73 thousand warrants with an original fair value of $85 thousand expired unexercised. The original fair value amount was transferred from warrants to contributed surplus.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

9.	Share capital (continued):

Warrants exercised during the year ended December 31, 2015:
(in thousands)	Number	Proceeds
August 2011 warrants (i)	16	$68
June 2013 private placement warrants (ii)	47	115
December 2013 broker warrants (iii)	18	96
Total	81	$279

In addition to the cash proceeds received, the original fair value related to these warrants of $150 thousand was transferred from warrants to share capital. This resulted in a total amount of $429 thousand credited to share capital.

(i)	August 2011 warrants were exercisable into common shares of Aptose at a price per share of CA$5.40 and expired in August 2016.

(ii)	June 2013 private placement warrants were exercisable into common shares of Aptose at a price per share of CA$3.00 and expired in June 2015.

(iii)	December 2013 broker warrants were exercisable into common shares of Aptose at a price per share of CA$6.60 and expired in December 2015.

(d)	Continuity of contributed surplus:

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

(e)	Loss per share:

Loss per common share is calculated using the weighted average number of common shares outstanding and is presented in the table below:

(in thousands)	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015

Issued common shares, beginning of year	15,722	12,048	11,700
Effect of ATM issuances	6,402	695	-
Effect of shares issued pursuant to share purchase agreement	113	-	-
Effect of RSU redemptions	76	-
Effect of warrant exercises	-	-	49
Effect of option and DSU exercises		-	103
Effect of promissory note conversions	-	-	54
Balance, end of year	22,313	12,743	11,906

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

10.	Stock-based compensation:

(a)	Stock options

Under the Company’s stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 17.5% of the total number of outstanding common shares, estimated at 4,812,000 options, rights and other entitlements as at December 31, 2017. Options are granted at the fair market value of the common shares on the closing trading price of the Company’s stock on the day prior to the grant if the grant is made during the trading day or the closing trading price on the day of grant if the grant is issued after markets have closed. Options vest at various rates (immediate to four years) and have a term of 10 years.

Stock option transactions for the years ended December 31, 2017, 2016, and 2015 are summarized as follows:

Option numbers are in (000’s)
		Year ended December 31, 2017
	Options	Weighted average exercise price

Outstanding, beginning of year	2,005	$4.31
Granted	826	1.19
Expired	(323)	4.58
Forfeited	(164)	3.35
Outstanding, end of the year	2,344	3.46

Option numbers are in (000’s)
		Year ended December 31, 2016		Year ended December 31, 2015
	Options	Weighted average exercise price as recast (note 3(b))	Options	Weighted average exercise price as recast (note 3(b))

Outstanding, beginning of year	1,689	4.54	1,374	$5.13
Granted	382	2.94	478	5.67
Exercised	-	-	(143)	3.57
Forfeited	(66)	5.62	(20)	7.56
Outstanding, end of year	2,005	4.31	1,689	$4.54

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

10.	Stock-based compensation (continued):

The following table summarizes information about stock options outstanding at December 31, 2017:

Option numbers are in (000’s)
		Options outstanding		Options exercisable
Range of exercise prices	Options	Weighted average remaining contractual life (years)	Weighted average exercise price	Options	Weighted average exercise price

$1.03-$1.15	241	9.4	1.05	-	$-
$1.16-$1.86	527	9.2	1.26	7	1.70
$1.87-$4.37	444	7.8	3.11	263	3.30
$4.38-$5.08	614	6.4	4.61	614	4.60
$5.09-$34.37	518	6.9	5.79	409	5.90
	2,344	7.7	3.46	1,293	4.70

The following table presents the weighted average assumptions that were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period, and the resultant weighted average fair values:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Risk-free interest rate	1.32%	0.68%	1.17%
Expected dividend yield	-	-	-
Expected volatility	98%	110%	106%
Expected life of options (years)	5	5	5
Grant date fair value (2016 and 2015 values have been recast to US dollars -note 3(b))	$0.87	$2.30	$4.36

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the year ended December 31, 2017 consist of 641,500 options that vest 50% after one year and 16.67% on each of the next three anniversaries, and 185,000 options that vest 50% after one year and 25% on each of the next two anniversaries.

Stock options granted by the Company during the year ended December 31, 2016, consist of 381,900 options that vest 50% after one year and 16.67% on each of the next three anniversaries.

Stock options granted by the Company during the year ended December 31, 2015, consist of 128,000 options that vest 50%, 25% and 25% on each of the next three anniversaries and 350,000 options that vest 50% on the first anniversary and 16.67% on each of the next three anniversaries (total four year vesting).

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Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

10.	Stock-based compensation (continued):

The Company recorded share-based payment expense of $646 thousand (2016 - $1,706 thousand, 2015 - $2,500 thousand) related to issued stock options. Refer to note 11 and 12 for a breakdown of stock option expense by function.

(b)	Restricted share units

The Company has a stock incentive plan (SIP) pursuant to which the Board may grant stock-based awards comprised of restricted stock units or dividend equivalents to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Company. Each restricted unit is automatically redeemed for one common share of the Company upon vesting. The following table presents the activity under the SIP plan for the year ended December 31, 2017 and the units outstanding.

	Number	Weighted average grant date fair value
Outstanding, beginning of year	-	$-
Granted	150	1.14
Redeemed	(150)	1.14
Outstanding, end of year	-	$-

On March 28, 2017 the Company granted 150,000 restricted share units with a vesting term of three months, and accordingly, on June 28, 2017 all of these restricted share units vested and were redeemed for 150,000 common shares. During the year ending December 31, 2017, the Company recorded share-based payment expense of $171 thousand (2016 – nil, 2015- nil) related to the issued RSUs.

The grant date fair value was determined as the closing value of the common shares of the Company on the Toronto Stock Exchange on the date prior to the date of grant.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

11.	Research and Development:

Components of research and development expenses are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		As recast (note 3(b))	As recast (note 3(b))

Research and Development excluding salaries	$4,573	$4,860	$3,131
CrystalGenomics Option Fee (a)	-	1,000	-
Salaries	1,451	1,691	1,528
Stock-based compensation	214	247	183
Depreciation of equipment	36	36	23
	$6,274	$7,834	$4,865

During the year ended December 31, 2016, the Company paid $1.0 million to CrystalGenomics for an option fee related to the CG’806 technology.

12.	General and Administrative:

Components of general and administrative expenses:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		As recast (note 3(b))	As recast (note 3(b))

General and administrative excluding salaries	$2,610	$2,566	$3,377
Salaries	2,290	2,334	2,246
Stock-based compensation	602	1,459	2,317
Depreciation of equipment and amortization	50	80	52
	$5,552	$6,439	$7,992

13.	Finance income and expense:

Components of finance income:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		(as recast – note 3 (b))	(as recast – note 3 (b))

Interest income	$68	$79	$226
Foreign exchange gain on cash and cash equivalents	97	-	954
	$165	$79	$1,180

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

13.	Finance income and expense (continued):

Components of finance expense:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		(as recast – note 3 (b))	(as recast – note 3 (b))

Interest expense	$-	$-	$21
Accretion expense	-	-	13
Foreign exchange loss on cash and cash equivalents	-	46	-
	$-	$46	$34

14.	Related party transactions:

In March 2015, the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2015 to March 31, 2017 and will be billed monthly for services rendered.

The total amount for services provided under the agreement is not to exceed $200 thousand. In May, 2017, the Company entered into another agreement with UCSD for an additional twelve month period for services up to $300,000. These transactions are in the normal course of business and are measured at the amount of consideration established and agreed to by the related parties.

During year ended December 31, 2017, the Company recorded $240 thousand (2016 – $168 thousand) in research and development expenses related to the agreement.

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company’s activities as a whole. The Company has determined that key management personnel consist of the members of the Board of Directors along with the officers of the Company. For the years ended December 31, 2017, 2016 and 2015, the officers were the Chairman, President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer as well as the Senior Vice President and the former Chief Business Officer.

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Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

14.	Related party transactions (continued):

Officer compensation:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		As recast (note 3(b))	As recast (note 3(b))

Salaries and short-term employee benefits	$1,605	$1,543	$1,457
Stock-based compensation	371	1,191	1,871

	$1,976	$2,734	$3,328

Director compensation:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		As recast (note 3(b))	As recast (note 3(b))

Directors’ fees	$240	$240	$239
Stock-based compensation	128	157	273

	$368	$397	$512

The amounts disclosed in the table above have been recognized as an expense during the reporting period related to key management personnel. Included in accounts payable and accrued liabilities, is $484 thousand (2016 - $261 thousand, 2015 – $9 thousand) owing to directors and officers of the Company relating to unpaid compensation and directors’ fee.

15.	Commitments, contingencies and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years	Total

Operating leases	$225	$410	$433	$289	$1,357

(b)	Other contractual commitments:

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253 and for its research program for its new program CG’806. These contracts will result in future payments commitments of approximately $4 million.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

15.	Commitments, contingencies and guarantees (continued):

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain.

Under the license agreement with CrystalGenomics, the Company has an option to pay $2.0 million in cash or combination of cash and common shares, for the full development and commercial rights for the program in all territories outside of the Republic of Korea and China. The option fee is due on the earlier of (i) filing of an Investigational New Drug (“IND”) application with the Food and Drug Administration (“FDA”), (ii) first dosage of a human in a clinical trial or (iii) or early June 2018. In addition, under the terms of the license agreement, there are development milestones on the initiation of Phase 2 and pivotal clinical trial of $16 million, and regulatory milestones totalling $44 million. The Company also has an obligation to pay royalty payments on sales of commercialized product. The timing of any milestone or royalty payments that may become due is not yet determinable.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers. The fair value of this indemnification is not determinable.

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APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

16.	Income taxes:

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2017	December 31, 2016	December 31, 2015
		As recast (note 3(b))	As recast (note 3(b))

Net operating losses carried forward	$15,645	$11,743	$8,099
Research and development expenditures	5,450	5,098	4,946
Equipment book over tax depreciation	410	368	354
Intangible asset	2,464	2,307	2,238
Undeducted financing costs	273	270	281
Ontario Research and Development Tax Credit	427	398	388
Cumulative eligible capital	284	267	288
Unrecognized deferred tax asset	$24,953	$20,451	$16,594

The Company has undeducted research and development expenditures, totaling $20.5 million that can be carried forward indefinitely. The Company also has non-refundable federal investment tax credits of approximately $4.3 million which are available to reduce future federal taxes payable and begin to expire in 2018, as well as non-refundable Ontario research and development tax credits of approximately $425 thousand which are available to reduce future Ontario taxes payable and begin to expire in 2028.

In addition, the Company has non-capital loss carryforwards of $59 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2026	$6
2027	3,460
2028	2,978
2029	522
2030	2,313
2031	2,053
2032	2,767
2033	5,977
2034	4,558
2035	8,988
2036	13,520
2037	11,859
$59,001

32

APTOSE BIOSCIENCES INC.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of United States dollars, except per share amounts)

Years ended December 31, 2017, 2016 and 2015

16.	Income taxes (continued):

Provision for income taxes:

Major items causing the Company’s income tax rate to differ from the statutory rate of approximately 26.5% (December 31, 2015 – 26.5%, December 31, 2014 - 26.5%) are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
		As recast (note 3(b))	As recast (note 3(b))

Loss before income taxes	$(11,661)	$(14,240)	$(11,711)
Statutory Canadian corporate tax rate	26.5%	26.5%	26.5%

Anticipated tax recovery	$(3,090)	$(3,773)	$(3,103)
Non-deductible permanent differences	220	412	604
Change in deferred tax benefits deemed not probable to be recovered	4,502	3,434	2,606
Change in substantively enacted rates	51
Foreign exchange differences	(1,391)
Other	(292)	(73)	(107)
	$-	$-	$-

17.	Comparative figures:

Certain comparative figures in the years ended December 31, 2016 and December 31, 2015 have been reclassified in order to conform to the presentation in the current year. Account payables and accrued liabilities in the year ended December 31, 2015 were presented separately on the statements of financial position.

18.	Subsequent events

(a)	Subsequent to the quarter end, the Company issued 3,200,000 common shares under the Common Shares Purchase Agreement with Aspire Capital for gross proceeds of approximately $8.9 million. This transaction will be accounted for in the three months ended March 31, 2018.

(b)	In March 2018, the Board approved an extension of its agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company for a further twelve months for services up to $300,000. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work.

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